Exhibit 99.4

July 18, 2016

PERSONAL AND CONFIDENTIAL

Board of Directors
Full Circle Capital Corporation
102 Greenwich Avenue, 2nd Floor
Greenwich, CT 06830

Gentlemen:

We continue to worry about the valuation of Avanti Communications (“Avanti”) debt.   Since our letter a week ago, the value of the debt has fallen 18%.  Days later, Moody’s downgraded Avanti’s debt to Ca (default imminent).  The Board’s responsibility to value the Avanti debt is now more important and more difficult than ever.

MAST has lost $10MM on the Avanti debt earmarked for GECC since the proposed deal’s announcement.  Had the Board accepted the 6/30 price, FULL shareholders would have already lost $4MM ($0.18 per FULL share).  Losses will be more severe when the price reflects Moody’s downgrade.

Our concerns about the quality and marked value of the MAST assets have been validated.  The FULL Board has the nearly impossible task of valuing bonds that may be in default by the time the proxy statement is finalized.   We encourage the Board to disqualify Avanti debt as being acceptable for MAST to meet its commitment.

                                                                                         Very truly yours,

     /s/ Luke E. Sims

                                                                                         Luke E. Sims, Chairman

Enc.:  Moody’s July 14th press release, David Sims’ July 11th letter.

cc:     Andrew Dakos
         Bulldog Investors, LLC
         Park 80 West---Plaza Two
         250 Pehle Avenue, Suite 708
         Saddle Brook, NJ 07663

         Marcus Collins
         Chief Compliance Officer
         RiverNorth Capital Management, LLC
         325 N. LaSalle Street
         Suite 645
         Chicago, IL 60654-7030

         Michael McMahon, electronically

Sims Capital Management LLC  | 225 East Mason Street, Suite 802  | Milwaukee, WI 53202
(414) 765-1107                         |                    www.simscapital.com